Exhibit 12
North Shore Gas Company
Ratio of Earnings to Fixed Charges

					Three-Month
					Transition
	Six Months				Period Ended	Year Ended
	Ended June 30	Year Ended December 31			December 31	September 30
(Millions, except ratio)	2010	2009	2008	2007	2006	2006	2005
EARNINGS
Net income	$5.3	$4.3	$7.0	$7.9	$4.4	$6.7	$11.4
Provision for income taxes	4.2	2.4	4.1	5.2	2.6	3.8	6.7

Income before taxes	9.5	6.7	11.1	13.1	7.0	10.5	18.1

Fixed charges	2.2	4.5	4.4	4.2	1.1	4.1	3.8

Total earnings as defined	$11.7	$11.2	$15.5	$17.3	$8.1	$14.6	$21.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$2.0	$4.0	$3.6	$3.5	$0.9	$3.6	$3.6
Other interest	0.1	0.3	0.6	0.7	0.2	0.5	0.2
Interest factor applicable to rentals	0.1	0.2	0.2	-	-	-	-

Fixed charges	$2.2	$4.5	$4.4	$4.2	$1.1	$4.1	$3.8

Ratio of earnings to fixed charges	5.3	2.5	3.5	4.1	7.4	3.6	5.8

Note: Due to a number of factors, including the seasonality of NSG's business, the current year-to-date earnings should not be considered indicative of the results to be expected for the year as a whole.